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(ROPES & GRAY LOGO)

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

August 31, 2009

Seligman High-Yield Fund
Seligman High Income Fund Series
734 Ameriprise Financial Center
Minneapolis, Minnesota 55474

RiverSource High Yield Bond Fund
RiverSource High Yield Income Series, Inc.
734 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Ladies and Gentlemen:

     We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated as of January 10, 2009 between and among:
(i) Seligman High Income Fund Series, a Massachusetts business trust, on behalf of one of its series, Seligman High-Yield Fund ("Target Fund"); (ii) RiverSource High Yield Income Series, Inc., a Minnesota corporation, on behalf of one of its series, RiverSource High Yield Bond Fund ("Acquiring Fund," together with Target Fund, the "Funds"); and (iii) RiverSource Investments, LLC, the investment adviser to the Funds. The Agreement describes a proposed transaction (the "Reorganization") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

     Target Fund is a series of Seligman High Income Fund Series, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

     Acquiring Fund is a series of RiverSource High Yield Income Series, Inc., which is registered under the 1940 Act as an open-end management investment company. Shares of

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                                                                 August 31, 2009

Seligman High-Yield Fund
RiverSource High Yield Bond Fund

Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

     For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated April 4, 2009, and such other items as we have deemed necessary to render this opinion. In addition, each of (a) Target Fund, (b) Acquiring Fund, (c) Seligman Asset Allocation Balanced Fund and Seligman Asset Allocation Moderate Growth Fund, each of which is a series of Seligman Asset Allocation Series, Inc. (the "Asset Allocation Funds"), and (d) Seligman Data Corp. ("SDC") has provided us with a letter dated as of the date of this letter (collectively, the "Representation Letters") representing as to certain facts, occurrences and information upon which each of the respective entities above has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

     In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

     The facts represented to us in the Representation Letters support the conclusion that, based on the analysis and subject to the considerations set forth below, while the matter is not free from doubt, the Reorganization constitutes a reorganization within the meaning of Section 368(a)(1) of the Code. The Reorganization's consequences to Target Fund shareholders, Target Fund, and Acquiring Fund are set forth more fully below.

I. "SUBSTANTIALLY ALL OF THE PROPERTIES" TEST: CERTAIN INSTITUTIONAL SHAREHOLDER REDEMPTIONS

     To qualify as a reorganization under either Code Section 368(a)(1)(C) or 368(a)(1)(D) (a "'C' or 'D' Reorganization," respectively), a target corporation must transfer "substantially all of its 'properties' or 'assets,'" respectively, to the acquiring corporation. For the purpose of evaluating whether a target fund has met this "substantially all" requirement or test, it is often necessary to determine whether amounts distributed by the target fund to meet certain pre-reorganization redemption requests should be viewed as separate transactions, unrelated to the reorganization, and therefore excluded from the analysis of whether the target fund has transferred "substantially all" of its properties (or assets) to an acquiring fund.


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                                                                 August 31, 2009

Seligman High-Yield Fund
RiverSource High Yield Bond Fund

     On August 10, 2009, the Asset Allocation Funds redeemed 1,153,218 shares of Target Fund, representing all of their shares in Target Fund (the "Asset Allocation Fund Redemption"). The Asset Allocation Fund Redemption had a value on the date of the redemption equal to approximately 1.6% of the Combined Value of Target Fund. For this purpose, the Combined Value of Target Fund is equal to the net asset value of Target Fund on the Closing Date, plus the value of all shares redeemed in the Institutional Shareholder Redemptions (as defined below), valued in each case at the net asset value per share of Target Fund shares on the Closing Date. The Asset Allocation Funds, which made the Asset Allocation Fund Redemption, and Target Fund and Acquiring Fund have represented: (i) that the Asset Allocation Funds made the Asset Allocation Fund Redemption because each of the Asset Allocation Funds expected to merge into a fund that would not, for reasons enumerated in the Representation Letters, hold shares of Target Fund following the merger (which merger closed on August 17, 2009); and (ii) that the Asset Allocation Fund Redemption and the Reorganization were independent of and without reference to one another. During the period between June 22, 2009 and June 26, 2009, the North Carolina College Savings and Investment Program (the "NC 529 Plan") redeemed 1,976,866 shares of Target Fund stock (the "NC 529 Plan Redemption"), with a value on the date of the redemption equal to approximately 2.6% of the Combined Value of Target Fund. Target Fund and Acquiring Fund have represented that the NC 529 Plan has no common board members or managers with either Fund, and that the Reorganization and the NC 529 Plan Redemption were independent of and without reference to one another. In addition, on August 12, 2009, the Seligman Data Corp. Employees' Thrift Plan (the "SDC Thrift Plan") redeemed 34,027 shares of Target Fund stock (the "SDC Thrift Plan Redemption," and collectively with the Asset Allocation Fund Redemptions and the NC 529 Plan Redemption, the "Institutional Shareholder Redemptions"), with a value on the date of the redemption equal to approximately 0.1% of the Combined Value of Target Fund. SDC, which oversees the SDC Thrift Plan, and Target Fund and Acquiring Fund have represented: (i) that the SDC Thrift Plan Redemption resulted from the termination of the SDC Thrift Plan in connection with the termination of SDC's business; and (ii) that the termination of the SDC Thrift Plan and the Reorganization were independent of and without reference to one another.

     Based on these facts as set forth in more detail in the Representation Letters, and based on our understanding of the relevant legal principles, in our view the Institutional Shareholder Redemptions were not part of the plan of Reorganization, and accordingly the Reorganization will meet the "substantially all" requirement of Section 368(a)(1) of the Code.

II.  OPINION

     Based on the Representation Letters and customary assumptions, and our review of the documents and items referred to above, we are of the opinion that, although the matter is not free from doubt and subject to the final paragraphs hereof, for U.S. federal income tax purposes:


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Seligman High-Yield Fund
RiverSource High Yield Bond Fund

     (i) The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and Target Fund and Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

     (ii) No gain or loss will be recognized by Target Fund upon (i) the transfer of its assets to Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of all liabilities of Target Fund or (ii) the distribution of the Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

     (iii) No gain or loss will be recognized by Acquiring Fund upon receipt of the assets of Target Fund in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of all liabilities of Target Fund;

     (iv) The tax basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Reorganization will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the transfer;

     (v) The holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

     (vi) No gain or loss will be recognized by Target Fund shareholders upon the exchange of their shares of Target Fund for the Acquiring Fund Shares;

     (vii) The aggregate tax basis of the Acquiring Fund Shares each Target Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of his or her Target Fund shares exchanged therefor;

     (viii) A Target Fund shareholder's holding period for the Acquiring Fund Shares will include the period for which he or she held the Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund shares as capital assets on the date of the exchange; and

     (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.


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                                                                 August 31, 2009

Seligman High-Yield Fund
RiverSource High Yield Bond Fund

     In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the "IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July of 2005 suggests that the IRS's position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement. However, even if the IRS's 1987 revenue ruling were a correct statement of law, the facts of the Reorganization would be distinguishable from those in the ruling.

     We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks a high level of current income by investing primarily in below investment grade, high-yield securities. After the Reorganization, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

     Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

                                        Very truly yours,


                                        /s/ Ropes & Gray LLP

                                        Ropes & Gray LLP


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